Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2015
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$44,139
Fixed charges	48,575
Capitalized interest	(3,432)
Distributions of earnings from unconsolidated affiliates	3,438
Total earnings	$92,720

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$41,299
Amortization of deferred financing costs	1,628
Financing obligation interest expense	498
Capitalized interest	3,432
Interest component of rental expense	1,718
Total fixed charges	48,575
Preferred Unit distributions	1,253
Total fixed charges and Preferred Unit distributions	$49,828

Ratio of earnings to fixed charges	1.91
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.86